ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
(201) 816-8900

October 16, 2019

Via Edgar

Eric Envall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConnectOne Bancorp, Inc.
Registration Statement on Form S-4; File No. 333-233991
Request for Acceleration

Dear Mr. Envall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ConnectOne Bancorp, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2019 (File No. 333-233991), as amended on October 16, 2019 (the “Registration Statement”), be made effective at 4:00 p.m. (EST) on October 18, 2019, or as soon as possible thereafter.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 or by email at james.barresi@squirepb.com with any questions you may have concerning this request. In addition, please notify Mr. Barresi when this request for acceleration has been granted.

CONNECTONE BANCORP, INC.

By:	/s/ Frank Sorrentino III
Frank Sorrentino III
President and Chief Executive Officer

cc:  James J. Barresi, Squire Patton Boggs (US) LLP